

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 27, 2007

Mr. Frank A. Lang
Chairman, President and CEO
Cream Minerals Ltd.
570 Granville Street, Suite 1400
Vancouver, B.C., Canada V6C 3P1

>   **Re: Cream Minerals Ltd.**
>   **Form 20-F for Fiscal Year Ended March 31, 2007**
>   **Filed October 2, 2007**
>   **File No. 0-29870**

Dear Mr. Lang:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2007

Controls and Procedures, page 69

1.   Your filing indicates that this section is not applicable. Although the management's annual report on internal control over financial reporting and an attestation report of your public accounting firm is not yet required, disclosures regarding disclosure controls and procedures and changes in internal control over financial reporting are required. Refer to the instructions for Form 20-F.

Other

2.	It appears that you have not provided interim financial information on Form 6-K.
	Please note that this information is required to be provided in the U.S. when it is
	required in Canada. See General Instruction B top Form 6-K

Engineering Comments

General

3.	Please insert a small-scale map showing the location and access to each property,
	as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note that SEC's
	EDGAR program now accepts Adobe PDF files and digital maps, so please
	include these maps in any amendments that are uploaded to EDGAR. It is
	relatively easy to include automatic links at the appropriate locations within the
	document to GIF or JPEG files, which will allow figures and diagrams to appear
	in the right location when the document is viewed on the Internet. For more
	information, please consult the EDGAR manual, and if additional assistance is
	required, please call Filer Support at 202-551-8900. We believe the guidance in
	Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and
	drawings to comply with the following features:

	• A legend or explanation showing, by means of pattern or symbol, every
	  pattern or symbol used on the map or drawing.

	• A graphical bar scale should be included. Additional representations of
	  scale such as "one inch equals one mile" may be utilized provided the
	  original scale of the map has not been altered.

	• A north arrow.

	• An index map showing where the property is situated in relationship to the
	  state or province, etc., in which it was located.

	• A title of the map or drawing, and the date on which it was drawn.

	• In the event interpretive data is submitted in conjunction with any map,
	  the identity of the geologist or engineer that prepared such data.

	Any drawing should be simple enough or of sufficiently large scale to clearly
	show all features on the drawing.

Property Description, page 21

4.   With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101. Since you disclose that you cannot confirm that such information relating to the Sewa River places is in compliance with NI 43-101, you may need to remove disclosure of the related estimates.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant